FEE WAIVER/EXPENSE

REIMBURSEMENT AGREEMENT

THIS FEE WAIVER/EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of April 30, 2007 by and among BlackRock Advisors, LLC (“BlackRock Advisors”) and BlackRock Global Dynamic Equity Fund (the “Fund”).

WHEREAS, BlackRock Advisors and the Fund have determined that the total annual fund operating expenses of certain classes of the Fund’s shares may increase as a result of the reorganization with BlackRock Global Value Fund, Inc.;

WHEREAS, BlackRock Advisors and the Fund have entered into an investment advisory agreement dated as of September 29, 2006, as amended as of April 30, 2007 (the “Advisory Agreement”), whereby BlackRock Advisors provides certain advisory services to the Fund;

WHEREAS, BlackRock Advisors desires to waive all or a portion of its fees, and/or reimburse all or a portion of the expenses of the Fund under the Advisory Agreement, as may from time to time be necessary as provided herein;

WHEREAS, BlackRock Advisors understands and intends that the Fund will rely on this Agreement in preparing registration statements on Form N-lA and in accruing the expenses of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing waivers and/or reimbursements by incurring lower operating expenses than they would absent such waivers and/or reimbursements.

NOW, THEREFORE, BlackRock Advisors agrees to waive fees and/or reimburse direct expenses of the Fund to the extent necessary to limit the ordinary annual operating expenses (excluding: (i) interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; and (iv) other extraordinary expenses not incurred in the ordinary course of the Fund’s business) (a) with respect to Investor A shares of the Fund, to 1.29% of the average daily net assets of the Fund attributable to Investor A shares for the annual period, (b) with respect to Investor B and Investor C shares of the Fund, to 2.06% of the average daily net assets of the Fund attributable to Investor B and Investor C shares, respectively, for the annual period, (c) with respect to Institutional shares of the Fund, to 1.04% of the average daily net assets of the Fund attributable to Institutional shares for the annual period, and (d) with respect to Class R shares of the Fund, to 1.54% of the average daily net assets of the Fund attributable to Class R shares for the annual period; provided, however, that in no event shall the sum of the fees waived and the expenses reimbursed by BlackRock Advisors exceed the amount of fees actually due to BlackRock Advisors under the Advisory Agreement. The relative amounts of the fees waived and the expenses reimbursed by BlackRock Advisors pursuant to this paragraph and the relative reduction of the investment advisory fee pursuant to this paragraph will be determined by BlackRock Advisors in its discretion, so long as the total ordinary annual operating expenses incurred by the stated classes of shares of the Fund do not exceed the amounts stated above.

This Agreement shall be effective from the date hereof until April 30, 2009.

IN WITNESS WHEREOF, BlackRock Advisors and the Fund have agreed to this Fee Waiver/Expense Reimbursement Agreement as of the day and year first above written.

BLACKROCK ADVISORS, LLC

By:	/s/ Donald C. Burke
Name: Donald C. Burke
Title: Managing Director

BLACKROCK GLOBAL DYNAMIC EQUITY FUND

By:	/s/ Donald C. Burke
Name: Donald C. Burke
Title: Vice President and Treasurer